Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264540

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.

SUPPLEMENT NO. 2 DATED DECEMBER 15, 2022 TO THE

PROSPECTUS DATED NOVEMBER 2, 2022

This prospectus supplement no. 2 (this “Supplement”) is part of and should be read in conjunction with the base prospectus of InPoint Commercial Real Estate Income, Inc. dated November 2, 2022 and prospectus supplement no. 1 dated November 15, 2022 (collectively the “prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the prospectus.

The purposes of this Supplement are as follows:

•
to disclose the transaction price as of January 3, 2023, the first business day of the month, for each class of our common stock being offered and sold in this offering;
•
to disclose our NAV per share as of November 30, 2022; and
•
to disclose each of our commercial mortgage loans entered into since November 15, 2022 as of December 14, 2022

Transaction Prices

The transaction price for each share class of our common stock for subscriptions to be accepted as of January 3, 2023, the first business day of the month, and for distribution reinvestments is as follows:

Transaction Price (per share)
Class A	$19.5424
Class T	$19.5901
Class S	$19.4998
Class D	$19.5330
Class I	$19.5384

As of November 30, 2022, we had not sold any Class S shares. The January 3, 2023 transaction price for our Class S shares is based on our aggregate NAV for all share classes as of November 30, 2022. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since November 30, 2022 that would have a material impact on our NAV per share.

November 30, 2022 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inland-investments.com/inpoint. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the prospectus, as supplemented, for how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. The valuation of our commercial real estate loan portfolio is reviewed by our independent valuation advisor. We have included a breakdown of the components of total net asset value attributable to common stock and NAV per share for November 30, 2022.

Our total net asset value attributable to common stock presented in the following table includes the NAV of our Class A, Class T, Class S, Class D, and Class I common stock being sold in this offering, as well as our Class P common stock, which is not being sold in this offering. As of November 30, 2022, we had not sold any Class S shares. The following table provides a breakdown of the major components of our total net asset value attributable to common stock as of November 30, 2022 ($ and shares in thousands, except per share data):

Components of NAV	November 30, 2022
Commercial mortgage loans	$841,152
Real estate owned, net	17,100
Cash and cash equivalents and restricted cash	17,996
Other assets	8,911
Repurchase agreements - commercial mortgage loans	(488,146)
Loan participations sold	(98,538)
Reserve for negative impact of COVID on real estate owned (1)	(796)
Due to related parties	(2,419)
Distributions payable	(1,055)
Interest payable	(1,311)
Accrued stockholder servicing fees (2)	(156)
Other liabilities	(7,176)
Preferred stock	(87,210)
Net asset value attributable to common stock	$198,352
Number of outstanding shares	10,172
Aggregate NAV per share	$19.4998
(1)
As of December 31, 2020, we established as a component of the NAV calculation a $2,250 reserve for the estimated negative impact of COVID-19 during 2021 on real estate owned (“REO”). We increased this reserve by an additional $1,000 as of December 31, 2021, for losses expected to be incurred during 2022. The estimated total loss for 2022 assumed that the REO would generate net income in certain months in 2022, and REO generated net income of $146 in November 2022. Net income generated by the REO in November 2022 has not been added to the reserve balance because management believes the current reserve balance is sufficient to cover expected future losses on REO for the remainder of 2022.
(2)
Stockholder servicing fees only apply to Class T, Class S, and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, and Class D shares. As of November 30, 2022, we have accrued under GAAP $648 of stockholder servicing fees payable to the Dealer Manager related to the Class T and Class D shares sold. As of November 30, 2022, we have not sold any Class S shares and, therefore, we have not accrued any stockholder servicing fees payable to the Dealer Manager related to Class S shares. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table provides a breakdown of our total net asset value attributable to common stock and NAV per share by share class as of November 30, 2022 ($ and shares in thousands, except per share data):

NAV Per Share	Class P	Class A	Class T	Class S	Class D	Class I	Total
Net asset value attributable to common stock	$168,627	$14,506	$5,879	$—	$933	$8,394	$198,352
Number of outstanding shares	8,652	742	300	—	48	430	10,172
NAV per share as of November 30, 2022	$19.4902	$19.5424	$19.5901	$—	$19.5330	$19.5384	$19.4998

Commercial Mortgage Loans Held for Investment

The following information supplements the table of select loan information on page 93 of our prospectus to add each of our commercial mortgage loans entered into since November 15, 2022 as of December 14, 2022 ($ in thousands).

Since November 15, 2022

Origination Date	Loan Type (1)	Principal Balance	Cash Coupon (2)	All-in Yield (2)	Maximum Maturity (3)	State	Property Type	LTV (4)
11/17/22	First Mortgage	$22,000	S+3.90%	6.9%	11/9/27	AL	Multifamily	70%

(1)
First mortgage loans are first position mortgage loans.
(2)
Cash coupon is the stated rate on the loan. All-in-yield is the present value of all future principal and interest payments on the loan and does not include any origination fees or deferred commitment fees. Our first mortgage loans are all floating rate and each contains a minimum SOFR floor. “SOFR” or “S” means CME Group One-Month Term Secured Overnight Financing Rate.
(3)
Maximum maturity assumes all extension options are exercised by the borrower; however, loans may be repaid prior to such date.
(4)
Loan-to-value (“LTV”) was determined at loan origination and is not updated for subsequent property valuations or loan modifications.